

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2018

Jan-Anders Karlsson, Ph.D.
Chief Executive Officer and Executive Director
Verona Pharma plc
3 More London Riverside
London SE1 2RE UK

> **Re: Verona Pharma plc**
> **Registration Statement on Form F-3**
> **Filed May 22, 2018**
> **File No. 333-225107**

Dear Dr. Karlsson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abigail Jacobs at 202-551-2902 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Peter N. Handrinos